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                                                                                                                        EXHIBIT 12.2

                                                 COMCAST CABLE COMMUNICATIONS, INC.
                               STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                                        (dollars in millions)

                                                   Nine Months Ended
                                                    September 30,                              Years Ended December 31,
                                                  -------------------  ----------------------------------------------------------
                                                         2002             2001        2000       1999        1998         1997
                                                         ----             ----        ----       ----        ----         ----
Earnings (loss) before fixed charges (1):

  Income (loss) before cumulative effect
     of accounting changes                               $360.7           ($360.9)   $106.0    $(253.7)       ($97.3)   ($128.8)

  Minority Interest                                           -                 -         -     (107.9)        (17.0)     (21.0)

  Income tax (benefit) expense                            219.5             (36.6)    296.1      (49.5)        (35.9)     (52.6)

  Equity in net (income) losses of affiliates              (4.0)              7.5       9.3        2.4           0.4          -

  Fixed charges                                           427.2             585.4     542.8      372.4         275.9      290.9
                                                  --------------    ------------------------------------------------------------
                                                       $1,003.4            $195.4    $954.2     $(36.3)       $126.1      $88.5
                                                  ==============    ============================================================

Fixed charges (1):

  Interest expense                                       $427.2            $546.1    $526.6     $362.4        $223.8     $253.6

  Interest expense on notes payable to affiliates                            39.3      16.2       10.0          52.1       37.3
                                                  --------------    ------------------------------------------------------------
                                                         $427.2            $585.4    $542.8     $372.4        $275.9     $290.9
                                                  ==============    ============================================================

Rate of earnings to fixed charges (2)                      2.35                -      1.76          -             -           -

------------------------------------------------

(1)  For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, cumulative effect of accounting changes, minority interest, equity in net (income) losses of affiliates and fixed charges. Fixed charges consist of interest expense and interest expense on notes payable to affiliates.

(2)  For the years ended December 31, 2001, 1999, 1998 and 1997, earnings, as defined above, were inadequate to cover fixed charges by $390.0 million, $408.7 million, $149.8 million and $202.4 million, respectively.
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